                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                     PLAINS EXPLORATION & PRODUCTION COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    726505100
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 APRIL 16, 2003
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 726505100                               SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

      ENCAP INVESTMENTS L.L.C.

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                          (b)[ ]

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]

(6)   Citizenship or Place of Organization    EnCap Investments L.L.C. ("EnCap
                                              Investments") is a limited
                                              liability company organized under
                                              the laws of the State of Delaware.


      Number of         (7)      Sole Voting Power                          0
      Shares Bene-
      ficially          (8)      Shared Voting Power                1,572,605(1)
      Owned by
      Each              (9)      Sole Dispositive Power                     0
      Reporting
      Person With       (10)     Shared Dispositive Power           1,572,605(1)

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,572,605(2)
                                                                    ----------


(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]


(13)  Percent of Class Represented by Amount in Row (11)                 6.5%(3)
                                                                         ----

(14)  Type of Reporting Person (See Instructions)                          OO
--------------------------------------
         1 EnCap Investments L.L.C. may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by affiliates of EnCap Investments L.L.C.. See Items 2, 5 and 6.

         2 EnCap Investments L.L.C. disclaims any beneficial ownership of the shares owned by such affiliates.

         3 Based on 24,225,075 shares issued and outstanding as of March 25, 2003, as disclosed in the Issuer's Annual Report on Form 10-K filed March 27, 2003.

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ITEM 1.     SECURITY AND ISSUER.

No modification.

ITEM 2.     IDENTITY AND BACKGROUND.

(a) - (c)

No modification.

Items 2(d) - (f) are amended in their entirety as follows:

(d) - (f)

See Schedule I.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No modification.

ITEM 4.     PURPOSE OF TRANSACTION.

No modification.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended in its entirety to read as follows:

      (a) EnCap Investments, as the sole general partner of EnCap Energy Capital Fund III, L.P. ("Fund III"), may be deemed the beneficial owner of 786,622 shares of Common Stock owned by Fund III. EnCap Investments, as the sole general partner of EnCap Energy Capital Fund III-B, L.P. ("Fund III-B"), may be deemed the beneficial owner of 593,849 shares of Common Stock owned by Fund III-B. EnCap Investments may be deemed to be the beneficial owner of 192,134 shares of Common Stock owned by BOCP Energy Partners, L.P. ("BOCP") as a result of being the manager of BOCP. EnCap Investments is therefore the beneficial owner of an aggregate of 1,572,605 shares of Common Stock. Based on the 24,225,075 shares of Common Stock issued and outstanding as of March 25, 2003, as disclosed in the Issuer's Annual Report on Form 10-K filed March 27, 2003, EnCap Investments may be deemed the beneficial owner of approximately 6.5% of the outstanding shares of Common Stock. EnCap Investments disclaims beneficial ownership of the shares of Common Stock owned by Fund III, Fund III-B, and BOCP.

            El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

            Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of EnCap Investments, no person listed in Schedule I is the beneficial owner of any shares of Common Stock.

      (b) EnCap Investments. EnCap Investments shares the power to vote or direct the vote and to dispose or direct the disposition of the 1,572,605 shares of Common Stock held by Fund III, Fund III-B, and BOCP.

            El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

            Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of EnCap Investments, no person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

      (c) Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of EnCap Investments, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common Stock during the past sixty (60) days.

      (d) Except as otherwise described herein, and to the knowledge of EnCap Investments, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

      (e) It is inapplicable for the purpose herein to state the date on which a party ceased to be owner of more than five percent (5%) of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

The following is added to Item 6:

Letter Agreement

EnCap Investments entered into a Letter Agreement (the "Letter Agreement") dated April 14, 2003 with Energy Capital Investment Company PLC, a company organized under the laws of England and Wales ("Energy PLC"). The purpose of the Letter Agreement was to amend the Investment Advisory Agreement dated February 4, 1994, as amended (the "Investment Advisory Agreement") by and between EnCap Investments and Energy PLC. Under the Investment Advisory Agreement, EnCap Investments served (subject to the terms thereof) as an advisor and manager with respect to the investment in, and re-investment of, the Issuer's securities.

Pursuant to the Letter Agreement, on and after April 16, 2003, EnCap Investments and Energy PLC agreed that EnCap Investments will no longer have (i) any voting power with respect to the Securities (as defined in the Letter Agreement and which includes the securities of the Issuer), including the power to vote or direct the voting of the Securities, (ii) any investment power with respect to the Securities, including the power to dispose or direct the disposition of the Securities, or (iii) any other powers, rights, duties or obligations with respect to the Securities, including any powers or rights that would in any way attribute beneficial ownership of the Securities to EnCap Investments, with it being agreed by EnCap Investments and Energy PLC that all such powers, rights, duties, and obligations of EnCap Investments with respect to the Securities are revoked and that all such powers, rights, duties, and obligations with respect to the Securities are retained by, and vested solely in, Energy PLC or its applicable affiliate. Further, on and after April 16, 2003, (i) the Securities will no longer be deemed Investments (as defined in the Letter Agreement) under, or otherwise subject to the Investment Advisory Agreement, and (ii) EnCap Investments will not provide Energy PLC or its affiliates with any information regarding the Securities.

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ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

The following is added to Item 7:

Exhibit 10.2   -  Letter Agreement dated April 14, 2003 between
                  EnCap Investments L.L.C., a Delaware limited liability company and Energy Capital Investment Company PLC, a company organized under the laws of England and Wales.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2003                           ENCAP INVESTMENTS L.L.C.


                                               By: /s/ D. Martin Phillips
                                                   ----------------------------
                                                   D. Martin Phillips,
                                                   Managing Director

SCHEDULE I
                    DIRECTORS, MANAGERS, EXECUTIVE OFFICERS,
                             OR CONTROLLING PERSONS

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the managing directors of EnCap Investments, (ii) the directors and executive officers of El Paso Merchant Energy, and (iii) the directors and executive officers of El Paso Corporation are set forth below:

                                                                                         Name, Principal Business
                                                                                        Address of Organization in
           Name and                  Capacity in                Principal              which Principal Occupation is
       Business Address              Which Serves              Occupation                        Conducted
       ----------------              ------------              ----------              -----------------------------
(i) EnCap Investments L.L.C.
David B. Miller                        Managing           Managing Director of           EnCap Investments L.L.C.
3811 Turtle Creek Blvd.              Director of            EnCap Investments             3811 Turtle Creek Blvd.
Dallas, Texas 75219                     EnCap                                               Dallas, Texas 75219
                                     Investments

D. Martin Phillips                     Managing           Managing Director of           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150           Director of            EnCap Investments           1100 Louisiana, Suite 3150
Houston, Texas  77002                   EnCap                                              Houston, Texas 77002
                                     Investments
Robert L. Zorich                       Managing           Managing Director of           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150           Director of            EnCap Investments           1100 Louisiana, Suite 3150
Houston, Texas  77002                   EnCap                                              Houston, Texas 77002
                                     Investments
Gary R. Petersen                       Managing           Managing Director of           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150           Director of            EnCap Investments           1100 Louisiana, Suite 3150
Houston, Texas  77002                   EnCap                                              Houston, Texas 77002
                                     Investments


                                                                                         Name, Principal Business
                                                                                        Address of Organization in
           Name and                  Capacity in                Principal              which Principal Occupation is
       Business Address              Which Serves              Occupation                        Conducted
       ----------------              ------------              ----------              -----------------------------
(ii) El Paso Merchant
Energy North America
Company

Robert W. Baker                     President and          President, El Paso             El Paso Merchant Energy
1001 Louisiana Street                  Director              Merchant Energy               North America Company
Houston, Texas  77002                                                                      1001 Louisiana Street
                                                                                           Houston, Texas 77002

                                                                                         Name, Principal Business
                                                                                        Address of Organization in
           Name and                  Capacity in                Principal              which Principal Occupation is
       Business Address              Which Serves              Occupation                        Conducted
       ----------------              ------------              ----------              -----------------------------
John L. Harrison                     Senior Vice         Senior Vice President,           El Paso Merchant Energy
1001 Louisiana Street              President, Chief     Chief Financial Officer,           North America Company
Houston, Texas  77002             Financial Officer,      and Treasurer El Paso            1001 Louisiana Street
                                    and Treasurer            Merchant Energy               Houston, Texas 77002

H. Brent Austin                        Director            President and Chief              El Paso Corporation
1001 Louisiana Street                                     Operating Officer, El            1001 Louisiana Street
Houston, Texas  77002                                       Paso Corporation               Houston, Texas 77002


                                                                                         Name, Principal Business
                                                                                        Address of Organization in
           Name and                  Capacity in                Principal              which Principal Occupation is
       Business Address              Which Serves              Occupation                        Conducted
       ----------------              ------------              ----------              -----------------------------
(iii) El Paso Corporation

Ronald L. Kuehn, Jr.               Chairman of the       Director, Chairman of            El Paso Corporation
1001 Louisiana Street                  Board,                 the Board,                 1001 Louisiana Street
Houston, Texas  77002              Chief Executive        and Chief Executive            Houston, Texas  77002
                          Officer, and Officer of El Paso
                              Director Corporation

H. Brent Austin                     President and         President and Chief             El Paso Corporation
1001 Louisiana Street              Chief Operating       Operating Officer of            1001 Louisiana Street
Houston, Texas  77002                  Officer            El Paso Corporation            Houston, Texas 77002

Robert W. Baker                    Executive Vice      Executive Vice President           El Paso Corporation
1001 Louisiana Street                 President         of El Paso Corporation           1001 Louisiana Street
Houston, Texas  77002                                                                    Houston, Texas 77002

Greg G. Jenkins                    Executive Vice      Executive Vice President           El Paso Corporation
1001 Louisiana Street                 President         of El Paso Corporation           1001 Louisiana Street
Houston, Texas  77002                                                                    Houston, Texas 77002

D. Dwight Scott                    Executive Vice      Executive Vice President           El Paso Corporation
1001 Louisiana Street               President and         and Chief Financial            1001 Louisiana Street
Houston, Texas  77002              Chief Financial        Officer of El Paso             Houston, Texas 77002
                                 Officer Corporation

David E. Zerhusen                  Executive Vice      Executive Vice President           El Paso Corporation
1001 Louisiana Street                 President         of El Paso Corporation           1001 Louisiana Street
Houston, Texas  77002                                                                    Houston, Texas 77002

                                                                                         Name, Principal Business
                                                                                        Address of Organization in
           Name and                  Capacity in                Principal              which Principal Occupation is
       Business Address              Which Serves              Occupation                        Conducted
       ----------------              ------------              ----------              -----------------------------
John W. Somerhalder II           President, Pipeline   President, Pipeline Group          El Paso Corporation
1001 Louisiana Street                   Group                     of                     1001 Louisiana Street
Houston, Texas  77002                                     El Paso Corporation            Houston, Texas 77002

Peggy A. Heeg                      Executive Vice      Executive Vice President           El Paso Corporation
1001 Louisiana Street                 President                   and                    1001 Louisiana Street
Houston, Texas  77002                    and             General Counsel of El           Houston, Texas 77002
                              General Counsel Paso
                                                              Corporation
Jeffrey I. Beason                    Senior Vice       Senior Vice President and          El Paso Corporation
1001 Louisiana Street               President and        Controller of El Paso           1001 Louisiana Street
Houston, Texas  77002                Controller               Corporation                Houston, Texas 77002

Byron Allumbaugh                      Director             Retired Chairman               33 Ridgeline Drive
33 Ridgeline Drive                                      Ralphs Grocery Company          Newport Beach, CA 92660
Newport Beach, CA 92660

John M. Bissell                       Director         Chairman of the Board of              Bissell Inc.
2345 Walker Ave. N.W.                                        Bissell Inc.              2345 Walker Avenue, N.W.
Grand Rapids, MI 49501                                                                  Grand Rapids, MI 49501

Juan Carlos Braniff                   Director               Vice Chairman                 Universidad 1200
Universidad 1200                                           Grupo Financiero                    Col. XOCO
Col. XOCO                                                      Bancomer                 Mexico, D.F.C.P. 03399
Mexico, D.F.C.P. 03339

James F. Gibbons                      Director           Professor at Stanford            Stanford University
Stafford University                                           University                 Paul G. Allen Center
Paul G. Allen Center for                                 School of Engineering          for Integrated Systems
Integrated Systems                                                                    Room 201 ( Mail Stop 4075)
Room 201 (M.S. 4075)                                                                      Stanford, CA 94305
Stanford, California  94305

Robert W. Goldman                     Director            Business Consultant              13 Dupont Circle
13 Dupont Circle                                                                        Sugar Land, Texas 77479
Sugar Land, Texas 77479

Anthony W. Hall, Jr.                  Director               City Attorney                  City of Houston
900 Bagby, 4th Floor                                    City of Houston, Texas           900 Bagby, 4th Floor
Houston, Texas  77002                                                                    Houston, Texas 77002

William A. Wise                       Director                  Retired                   El Paso Corporation
1001 Louisiana Street                                                                    1001 Louisiana Street
Houston, Texas  77002                                                                    Houston, Texas 77002

                                                                                         Name, Principal Business
                                                                                        Address of Organization in
           Name and                  Capacity in                Principal              which Principal Occupation is
       Business Address              Which Serves              Occupation                        Conducted
       ----------------              ------------              ----------              -----------------------------
J. Carleton MacNeil Jr.               Director           Securities Consultant            3421 Spanish Trail
3421 Spanish Trail                                                                             Apt. 227D
Apt. 227D                                                                                Delray, Florida 33483
Delray, Florida 33483

Thomas R. McDade                      Director          Senior Partner, McDade,         McDade, Fogler, Maines,
Two Houston Center                                              Fogler,                         L.L.P.
909 Fannin, Suite 1200                                      Maines, L.L.P.                Two Houston Center
Houston, Texas  77010                                                                   909 Fannin, Suite 1200
                                                                                         Houston, Texas 77010

Malcolm Wallop                        Director           Frontiers of Freedom       Frontiers of Freedom Foundation
Frontiers of Freedom                                          Foundation              12011 Lee Jackson Memorial
Foundation                                                                                       Hwy.
12011 Lee Jackson                                                                          Fairfax, VA 22033
Memorial Hwy.
Fairfax, Virginia  22033

Joe B. Wyatt                          Director            Chancellor Emeritus            Vanderbilt University
2525 West End Ave.,                                      Vanderbilt University            2525 West End Ave.,
Suite 1410                                                                                    Suite 1410
Nashville, Tennessee  37203                                                               Nashville, TN 37203

John Whitmire                         Director          Chairman of the Board,            Consol Energy, Inc.
10101 Southwest Freeway                                   Consol Energy, Inc.        10101 Southwest Freeway, #380
#380                                                                                       Houston, TX 77074
Houston, Texas  77074

J. Michael Talbert                    Director          Chairman of the Board,             Transocean, Inc.
4 Greenway Plaza                                           Transocean, Inc.                4 Greenway Plaza
Houston, Texas  77046                                                                      Houston, TX 77046

James L. Dunlap                       Director            Business Consultant            1659 North Boulevard
1659 North Boulevard                                                                       Houston, TX 77006
Houston, Texas  77006

(d) Neither EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.